UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1- 3368

THE EMPIRE DISTRICT ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

The Empire District Electric Company

602 S. Joplin Avenue

Joplin, Missouri 64801

(417) 625-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value

First Mortgage Bonds, 6.375% Series due 2018

First Mortgage Bonds, 4.65% Series due 2020

First Mortgage Bonds, 5.875% Series due 2037

First Mortgage Bonds, 5.20% Series due 2040

6.70% Senior Notes due 2033

5.80% Senior Notes due 2035

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $1.00 par value: 1

First Mortgage Bonds, 6.375% Series due 2018: 9

First Mortgage Bonds, 4.65% Series due 2020: 6

First Mortgage Bonds, 5.875% Series due 2037: 1

First Mortgage Bonds, 5.20% Series due 2040: 6

6.70% Senior Notes due 2033: 23

5.80% Senior Notes due 2035: 34

Pursuant to the requirements of the Securities Exchange Act of 1934 The Empire District Electric Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 13, 2017	THE EMPIRE DISTRICT ELECTRIC COMPANY

		By:	/s/ Bradley P. Beecher
Bradley P. Beecher
President and Chief Executive Officer

Date:	January 13, 2017	THE EMPIRE DISTRICT ELECTRIC COMPANY

		By:	/s/ Robert W. Sager
Robert W. Sager
Vice President, Finance and Administration